UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

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specialized Disclosure Report

NOVO NORDISK A/S

(Exact name of the registrant as specified in its charter)

The Kingdom of Denmark	333-82318	N/A
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Novo Allé, DK-2880 Bagsværd, Denmark	N/A
(Address of principal executive offices)	(Zip code)

Jesper Brandgaard	+45 4444 8888
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Novo Nordisk is filing this report on Form SD for the reporting period of January 1, 2014 to December 31, 2014 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) and in accordance with the requirements of Item 1.01 of Form SD. Rule 13p-1 and Form SD require disclosure of certain information related to any product manufactured or contracted to be manufactured where “conflict minerals” are necessary to the functionality or production of those products. “Conflict minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten.

Novo Nordisk does manufacture or contract to manufacture a limited number of products containing conflict minerals that are necessary to the functionality or production of such products. As a result, Novo Nordisk has conducted, in good faith, a reasonable country-of-origin inquiry regarding the source of the conflict minerals contained in such products. Based on that reasonable country-of-origin inquiry, Novo Nordisk has no reason to believe that any conflict minerals necessary to the functionality or production of any products we manufactured or contracted to manufacture originated in the Democratic Republic of Congo or adjoining countries (“Covered Countries”).

Novo Nordisk utilises a four-step supply chain country-of-origin inquiry process:

  We work internally to identify all Novo Nordisk products that contain conflict minerals, and to identify the suppliers of those products and/or suppliers of components or raw materials for such products.
  We contact suppliers of products, components and raw materials that contain conflict minerals in writing and ask that they complete a survey modelled on the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) joint conflict minerals due diligence template. Suppliers are required to provide a written response indicating whether a) any of the products they supply to Novo Nordisk contain conflict minerals necessary to their production or functionality, b) whether any such conflict minerals are sourced from Covered Countries, and c) if so, whether the suppliers can certify the conflict minerals are DRC conflict free within the meaning of the conflict minerals rule.
  We review those responses to determine whether there are facts, circumstances or red flags of any kind that could give reason to question a supplier’s response or certification, or that otherwise merits a more detailed due diligence process.
  To the extent necessary we make additional inquiries or perform additional reviews in order to resolve any such facts, circumstances or red flags.

Novo Nordisk is committed to conducting our business in a financially, environmentally and socially responsible way. As part of that commitment, Novo Nordisk will not knowingly procure any conflict minerals if they originate from the Covered Countries unless they are certified as conflict free. If a supplier is found not to be in compliance with our commitments regarding conflict minerals, the supplier is expected to develop, implement, and document plans to remedy such non-compliance in a timely manner. Our supply arrangements with any supplier which refuses to do so, is non-responsive or otherwise refuses to cooperate with reasonable due diligence inquiries and requests, are subject to termination. These actions support our long-term commitment to respect human rights and improve labour standards in our supply chain.

This disclosure and description of Novo Nordisk’s country of origin inquiry are available on the company’s website at: http://www.novonordisk.com/sustainability/ourpriorities/responsiblebusiness.asp. Information on the company’s website does not constitute a part of this Form SD.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: 31 May 2015	NOVO NORDISK A/S

By: /s/ Jesper Brandgaard
Name: Jesper Brandgaard
Title: Executive Vice President and Chief Financial Officer